                                                                EXHIBIT (16) - 1

June 14, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated June 14, 2004, of The Banc Corporation and are in agreement with the statements contained in the first, second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the weakness in internal controls, included in the second paragraph of Item 4 of Form 8-K, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2002 financial statements.


                                            /s/ Ernst & Young LLP